HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
BETH A. WHITAKER DIRECT DIAL: 214 • 468 • 3575 EMAIL: bwhitaker@hunton.com
VIA EDGAR AND OVERNIGHT DELIVERY August 25, 2017
Era Anagnosti
Legal Branch Chief
Office of Financial Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trinity Capital Corporation
Registration Statement on Form S-1
Filed June 23, 2017
File No. 333-218952

Dear Ms. Anagnosti:

On behalf of our client, Trinity Capital Corporation (the “Company”), we are submitting the following response to the comment of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance set forth in your letter dated July 14, 2017 (the “Comment Letter”) relating to the above-referenced filing (the “Registration Statement”).  On behalf of the Company, we are concurrently filing with the Commission Pre-Effective Amendment No. 1 to the Registration Statement previously filed on June 23, 2017 (the “Pre-Effective Amendment No. 1”). In this Pre-Effective Amendment No. 1, the Company provides information responsive to your comment.

In addition to the electronic filing, we are delivering a hard copy of this letter, along with a courtesy copy of Pre-Effective Amendment No. 1 marked to indicate changes from the Registration Statement (the “marked Pre-Effective Amendment No. 1”).

Set forth below is the Company’s response to the Comment Letter.  For ease of reference, we have reproduced the one comment in your letter in italics followed by the response.  All page references in our response correspond to pages in the marked Pre-Effective Amendment No. 1.

General

1.          We note that you and Strategic Value Bank Partners LLC (SVBP) have entered into a Standby Purchase Agreement pursuant to which SVBP will purchase up to 281,987 shares of common stock that are not purchased either in the directed share program or by shareholders in the rights offering.  It appears that with regard to SVBP you may have commenced this transaction privately, and a transaction commenced privately cannot be converted to a registered offering and must be completed privately.  Please refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations, which are available on our website.  In view of the foregoing, please provide us with your legal analysis under the Securities Act of 1933, as amended, as to why you believe it is appropriate to register your issuance of any shares of common stock to be purchased by SVBP in connection with the rights offering in this registration.
ATLANTA   AUSTIN   BANGKOK   BEIJING   BRUSSELS   CHARLOTTE   DALLAS   HOUSTON   LONDON   LOS ANGELES
MIAMI   NEW YORK   NORFOLK   RALEIGH   RICHMOND   SAN FRANCISCO   TOKYO   TYSONS   WASHINGTON
www.hunton.com

Ms. Era Anagnosti
Securities and Exchange Commission
August 25, 2017

Response:  In response to the Staff’s comment, the Company acknowledges that the shares to be issued to SVBP pursuant to the Standby Purchase Agreement are not being registered pursuant to the Registration Statement and that the issuance of such shares by the Company to SVBP will be effected in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended.  Such private transaction will close concurrently with the rights offering, directed share program and any supplemental community offering contemplated by the Registration Statement.  We have revised the disclosure in Pre-Effective Amendment No. 1 to the Registration Statement to clarify this matter. (Prospectus inside cover page; pages 5, 16, and 48)

Furthermore, the Company and SVBP propose to amend and restate the Standby Purchase Agreement to make clear that the shares to be issued to SVBP will be “restricted securities.”  The form of the First Amended and Restated Standby Purchase Agreement is filed as Exhibit 10.20 to the Pre-Effective Amendment No. 1.

Please contact the undersigned at bwhitaker@hunton.com or (214) 468-3575 should you require further information or have any questions.

Sincerely,

/s/ Beth A. Whitaker

Beth A. Whitaker

cc:	Mr. David Lin, Staff Attorney, Securities and Exchange Commission
Mr. John S. Gulas, Trinity Capital Corporation
Mr. Peter G. Weinstock, Esq.
Mr. Philip R. Bevan, Esq.